EXHIBIT 99.1

Hydrogenics Wins Technology Green 15(TM) Award at the 2013 Deloitte Technology Fast 50(TM) Awards

MISSISSAUGA, Ontario, Nov. 13, 2013 (GLOBE NEWSWIRE) -- Hydrogenics Corporation (Nasdaq:HYGS) (TSX:HYG) is pleased to announce that it has been named as a winner of the prestigious Deloitte Technology Green 15TM Award for developing technology solutions and intellectual property that promotes the efficient use of the earth's resources. The Deloitte Technology Green 15 Award recognizes winners that create technology solutions that reduce environmental impacts while improving operational performance and productivity.

"Deloitte's Technology Green 15 companies make a positive impact on the environment with innovations that help reduce global warming, and save energy to preserve the environment," said Richard Lee, Deloitte's National Managing Partner, Technology, Media & Telecommunications. "They deserve to be recognized for their leadership in creating major breakthroughs in the field of clean technology."

Hydrogenics' CEO Daryl Wilson said, "We are proud to be named by Deloitte to receive this year's Technology Green 15 award. Whether it be our hydrogen fuel cell power systems for zero-emission transportation and back up power or our Power-to-Gas energy storage systems which store utility-scale multi-mega watt levels of renewable energy, we have developed our proprietary Canadian know-how to serve a growing global need. Hydrogenics innovative technologies help our customers accelerate their shift towards a greener, more sustainable energy future."

Technology Green 15 companies own proprietary technology or intellectual property that contributes to a significant portion of operating revenue. To qualify for the Technology Green 15 Award, companies must be headquartered in Canada or be Canadian controlled with a management team and R&D activities in the country. Winning companies invest at least 5% of gross revenue in R&D and maintain minimum revenue of $50,000 in its most recent year of operations.

About Hydrogenics

Hydrogenics Corporation (www.hydrogenics.com) is a globally recognized developer and provider of hydrogen generation and fuel cell products and services, serving the growing industrial and clean energy markets of today and tomorrow. Based in Mississauga, Ontario, Canada, Hydrogenics has operations in North America and Europe.

About the Deloitte Technology Green 15TM

The Technology Green 15TM recognizes Canada's leading GreenTech companies. GreenTech, the industry term for "green technologies", is taking on greater importance in the world in general and the world of business in particular. It includes any technology that promotes a more efficient use and re-use of the earth's resources in industrial production and consumption. GreenTech products and services are designed to reduce or eliminate environmental impacts and improve operational performance, productivity, or efficiency while reducing costs, inputs, energy consumption, waste, or pollution. Although many companies within GreenTech industry sectors are very different, they share a common trait: all use new, innovative technology to create products and services that compete with existing products and services on price and performance while reducing impact on the environment.

About the Deloitte Technology Fast 50TM

The Deloitte Technology Fast 50TM program is Canada's pre-eminent technology awards program. Celebrating business growth, innovation and entrepreneurship, the program features four distinct categories including the Technology Fast 50TM Ranking, Companies-to-Watch Awards (early-stage Canadian tech companies in business less than five years, with the potential to be a future Deloitte Technology Fast 50TM candidate,) Leadership Awards (companies that demonstrate technological leadership and innovation within the industry) and the Deloitte Technology Green 15TM Awards (Canada's leading GreenTech companies that promote a more efficient use and re-use of the earth's resources in industrial production and consumption.) Program sponsors include Deloitte, Bennett Jones and OMERS Ventures. For further information, visit www.fast50.ca

Forward-looking Statements

This release contains forward-looking statements within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995, and under applicable Canadian securities law. These statements are based on management's current expectations and actual results may differ from these forward-looking statements due to numerous factors, including: our inability to increase our revenues or raise additional funding to continue operations, execute our business plan, or to grow our business; inability to address a slow return to economic growth, and its impact on our business, results of operations and consolidated financial condition; our limited operating history; inability to implement our business strategy; fluctuations in our quarterly results; failure to maintain our customer base that generates the majority of our revenues; currency fluctuations; failure to maintain sufficient insurance coverage; changes in value of our goodwill; failure of a significant market to develop for our products; failure of hydrogen being readily available on a cost-effective basis; changes in government policies and regulations; failure of uniform codes and standards for hydrogen fuelled vehicles and related infrastructure to develop; liability for environmental damages resulting from our research, development or manufacturing operations; failure to compete with other developers and manufacturers of products in our industry; failure to compete with developers and manufacturers of traditional and alternative technologies; failure to develop partnerships with original equipment manufacturers, governments, systems integrators and other third parties; inability to obtain sufficient materials and components for our products from suppliers; failure to manage expansion of our operations; failure to manage foreign sales and operations; failure to recruit, train and retain key management personnel; inability to integrate acquisitions; failure to develop adequate manufacturing processes and capabilities; failure to complete the development of commercially viable products; failure to produce cost-competitive products; failure or delay in field testing of our products; failure to produce products free of defects or errors; inability to adapt to technological advances or new codes and standards; failure to protect our intellectual property; our involvement in intellectual property litigation; exposure to product liability claims; failure to meet rules regarding passive foreign investment companies; actions of our significant and principal shareholders; dilution as a result of significant issuances of our common shares and preferred shares; inability of US investors to enforce US civil liability judgments against us; volatility of our common share price; and dilution as a result of the exercise of options; and failure to meet continued listing requirements of Nasdaq. Readers should not place undue reliance on Hydrogenics' forward-looking statements. Investors are encouraged to review the section captioned "Risk Factors" in Hydrogenics' regulatory filings with the Canadian securities regulatory authorities and the US Securities and Exchange Commission for a more complete discussion of factors that could affect Hydrogenics' future performance. Furthermore, the forward-looking statements contained herein are made as of the date of this release, and Hydrogenics undertakes no obligations to revise or update any forward-looking statements in order to reflect events or circumstances that may arise after the date of this release, unless otherwise required by law. The forward-looking statements contained in this release are expressly qualified by this.

CONTACT: Bob Motz, Chief Financial Officer
         Hydrogenics Corporation
         (905) 361-3660
         investors@hydrogenics.com

         Chris Witty
         Hydrogenics Investor Relations
         (646) 438-9385
         cwitty@darrowir.com